April 3, 2018

William Waldrop
CEO
EVIO, INC.
62930 O. B. Riley Rd
Suite 300
Bend, OR 97703

       Re: EVIO, INC.
           Form 10-K for the Year-end September 30, 2017
           Filed January 17, 2018
           File No. 000-12350

Dear Mr. Waldrop:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Year-end September 30, 2017

Item 1. Business, page 4

1. Please expand to discuss the nature of your advisory and research services in the cannabis industry. Describe in greater detail your compliance testing services. We refer you to
      Item 101(c) of Regulation S-K, and we note, as examples only, the requirements for discussion of the nature of your customers, your competition, your marketing practices, and the impact of federal and state and local regulation on your business.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

2. The cultivation, distribution and possession of marijuana remains illegal under federal
 William Waldrop
FirstName LastNameWilliam Waldrop
EVIO, INC.
Comapany NameEVIO, INC.
April 3, 2018
June 16, 2017 Page 2
Page 2
FirstName LastName
         law. We note that you operate your laboratories where medical marijuana is legal under state law. Discuss the impact that regulatory uncertainty has had, and is likely to have in the future, on your financial condition and results of operations.
3. We note your statement under "Item 1A. Risk Factors" highlighting that even though a discussion of material risks facing the company is not required under the rules, there are risks of which shareholders and prospective investors should be aware. Please expand your MD&A to address how these risks have affected, and are expected to affect, your results of operation and financial condition and the steps management has taken, and is planning on taking, to insure adequate risk assessment and execution to reduce loss exposure.
Executive Compensation, page 18

4. Please revise to quantify the compensation received by Newport Commercial Advisors referred to in footnote 1.
Certain Relationships and Related Transactions, page 19

5. We note the absence of disclosure under this Item. Include a cross reference to your disclosure in Note 7 to your financial statements.
Item 15. Exhibits, page 20

6. Please revise to include all required exhibits, including, for example, the company's articles of incorporation and bylaws and all material contracts. We refer you to Item 601 of Regulation S-K.
Financial Statements
Note 3 - Acquisitions
Viridis Analytics MA, LLC, page F-15

7. We note that your Form 8-K dated July 26, 2017 does not include historical financial statements and pro forma information related to your purchase of Viridis Analytics MA,
         LLC. It appears that this transaction may have exceeded the reporting thresholds of Rule
         8-04 of Regulation S-X. Give us your calculations and explain for us your consideration of whether or not audited financial statements and pro forma information for this acquisition is required to be filed under cover of Form 8-K.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William Waldrop
EVIO, INC.
April 3, 2018
Page 3

       You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Carlos
Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Staff
Attorney, at 202-551-3436 or Larry Spirgel, Assistant Director, at 202-551-3810 with any other questions.


FirstName LastNameWilliam Waldrop
                                                          Division of
Corporation Finance
Comapany NameEVIO, INC.
                                                          Office of
Telecommunications
June 16, 2017 Page 3
cc: Christian Carnell
FirstName LastName